EXHIBIT 12.10

CSG Systems International, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

Year Ended December 31, 2004 (1)
Income from continuing operations before income taxes	$69,206

Fixed Charges:
Interest on long-term and short-term debt including amortization of debt expense	10,334
Interest element of rentals	7,936

Total fixed charges	18,270

Earnings before income taxes and fixed charges	$87,476

Ratio of earnings to fixed charges	4.79

(1)	Excludes the write-off of unamortized deferred financing costs of $6.6 million resulting from the repayment of our outstanding indebtedness under our then-existing credit facility in June 2004.